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SEC FILE NUMBER
8-68672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TCG Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Pennsylvania Avenue, NW, Suite 220 South
(No. and Street)

Washington (City) DC (State) 20004-2505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

8484 Westpark Drive (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

*AB 3/12

3/13/15

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCG Securities, L.L.C. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal

Title

State of Florida
County of Palm Beach

Sworn to and subscribed before me this 20th day of February, 2015, by Rafael Beck, who is personally known to me.

Notary Public

Marie A. Garcia

NOTARY PUBLIC STATE OF FLORIDA
MARIE A. GARCIA
MY COMMISSION # FF 019674
EXPIRES: May 20, 2017
Bonded Thru Budget Notary Services

TCG Securities, L.L.C.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3(included in item (g)).
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCG Securities, L.L.C.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

TCG Securities, L.L.C.

Table of contents
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

EY
Building a better working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Members of TCG Securities, L.L.C.

We have audited the accompanying statement of financial condition of TCG Securities, L.L.C. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCG Securities, L.L.C. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

TCG Securities, L.L.C.

Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 4,722,522
Fees receivable	3,734,887
Prepaid expense	85,394
Other asset	19,753
Total assets	$ 8,562,556
Liabilities and Members' Equity	
Liabilities	
Income taxes payable	$ 35,098
Deferred income	49,526
Accrued expenses and other	12,440
Total liabilities	97,064
Members' equity	8,465,492
Total liabilities and members' equity	$ 8,562,556

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

TCG Securities, L.L.C. (the "Company"), a majority-owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to the offer and sale of interests in affiliated funds.

The liability of the Members is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
All fees and advisory revenues are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Cash Equivalents
The Company considers investments in money market mutual funds to be cash equivalents.

Other Asset
A deposit with Central Registration Depository ("CRD") is included as an other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited in order to process registrations and other regulatory assessments of the Company.

Income Taxes
The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the related expense is included in the provision for income taxes on the statement of operations.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to income tax audits for all periods subsequent to 2010.

3. Fair Value Measurements

At December 31, 2014, the carrying amount of the Company's investment in a money market mutual fund approximates fair value, and this is included in cash and cash equivalents in the accompanying statement of financial condition.

4. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2014 was approximately $42.3 million.

The Company provides placement services to affiliates. Pursuant to the terms of Placement Agent Agreements, the Company receives fees for the services it provides to the affiliates. Approximately 100% of the Company's total revenues during the year ended December 31, 2014 comes from these fees. Below is a summary of the fees earned and future fees remaining to be recognized:

(In Thousands)

Year ended December 31,	Total fees per agreements	Fees recognized during the period	Cumulative fees remaining to be recognized ([1])
2011	$ 397	$ 132	$ 265
2012	4,750	1,989	3,026
2013	7,679	4,088	6,617
2014	7,315	8,878	5,054
Total	$ 20,141	$ 15,087	

([1]) Fees remaining to be recognized are subject to reduction based on future redemption of offered interests.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $4,603,444 which exceeded the required net capital by $4,596,973.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

6. Concentrations

All cash deposits are held by one financial institution and cash equivalents are held by a broker-dealer that is an affiliate of the custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fees receivable from two affiliates amount to $3,734,887 or approximately 100% of the total fees receivable on the statement of financial condition as of December 31, 2014.